UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-08604
CUSIP NUMBER 878155100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I – REGISTRANT INFORMATION

TEAM, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

13131 Dairy Ashford, Suite 600
Address of Principal Executive Office(Street and Number)

Sugar Land, TX 77478
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Quarterly Report on Form 10-Q of Team, Inc. (the “Registrant”) for the quarter ended March 31, 2022 (the “10-Q”) could not be filed with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense. The Registrant needed additional time to finalize its disclosure related to the closing of a series of related transactions in support of a comprehensive plan to refinance its capital structure that took place during the quarter, and disclosures in connection with the various and related amendments to the agreements related to such transactions that were entered into on May 6, 2022. In addition, due to the fact the Registrant encountered technical difficulties while submitting the 10-Q with the SEC through third-party filing software, the Registrant’s submission of the 10-Q was not received by the SEC until after 5:30 p.m. on May 10, 2022. The 10-Q was accepted by the SEC at 5:58 p.m. on May 10, 2022.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

André C. Bouchard	281	333-5561
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

Not Applicable

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Form 10-Q for the quarter ended March 31, 2022, which includes significant changes in results of operations from the prior fiscal year.

TEAM, INC.
(Name of Registrant as Specified in Charter)

Team, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2022	By:	/s/ Matthew E. Kvarda
		Name:	Matthew E. Kvarda
		Title:	Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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